Exhibit 99.1

Condensed Interim Consolidated Financial Statements

As at SEPTEMBER 30, 2021 and for the three-month AND NINE-MONTH periodS ended September 30, 2021 and 2020

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	4
Condensed Interim Consolidated Statements of Comprehensive Loss	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

(2)

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	September 30, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	68,002	24,271
Trade and other receivables (note 5)	910	1,681
Inventory	57	21
Prepaid expenses and other current assets (note 6)	3,431	1,913
Total current assets	72,400	27,886
Restricted cash equivalents	342	338
Right of use assets	185	157
Property, plant and equipment	40	22
Identifiable intangible assets	642	59
Other assets	107	—
Goodwill	8,326	8,815
Total Assets	82,042	37,277
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	2,113	2,199
Current portion of provisions (note 8)	81	92
Income taxes	373	395
Current portion of deferred revenues	2,075	2,193
Current portion of lease liabilities	135	135
Total current liabilities	4,777	5,014
Deferred revenues	2,791	3,289
Lease liabilities	65	49
Employee future benefits (note 9)	14,215	15,435
Provisions (note 8)	268	279
Total liabilities	22,116	24,066
SHAREHOLDERS’ EQUITY
Share capital (note 10)	293,347	235,008
Warrants (note 10)	5,103	12,402
Other capital (note 10)	89,769	89,505
Deficit	(327,708)	(322,659)
Accumulated other comprehensive loss (“AOCI”)	(585)	(1,045)
Total shareholders’ equity	59,926	13,211
Total liabilities and shareholders’ equity	82,042	37,277

Commitments and contingencies (note 15)

Subsequent event (note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert Chair of the Board	Dennis Turpin Director

(3)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the nine months ended September 30, 2021 and 2020

(In thousands of US dollars, except share data, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2021	62,678,613	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss	—	—	—	—	(5,182)	—	(5,182)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	460	460
Actuarial gain on defined benefit plans (note 9)	—	—	—	—	133	—	133
Comprehensive loss	—	—	—	—	(5,049)	460	(4,589)
Issuance of common shares and warrants, net of transaction costs (note 10)	23,586,207	29,081	1,897	—	—	—	30,978
Exercise of warrants (note 10)	35,011,187	29,770	(9,728)	—	—	—	20,042
Transfer of warrant issuance costs upon 2021 exercise of warrants (note 10)	—	(532)	532	—	—	—	—
Exercise of deferred share units (note 10)	21,000	20	—	(28)	—	—	(8)
Share-based compensation costs	—	—	—	292	—	—	292
Balance – September 30, 2021	121,297,007	293,347	5,103	89,769	(327,708)	(585)	59,926

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	AOCI	Total
		$	$	$	$	$	$
Balance - January 1, 2020	19,994,510	224,528	—	89,806	(316,891)	94	(2,463)
Net loss	—	—	—	—	(3,807)	—	(3,807)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(482)	(482)
Actuarial loss on defined benefit plans	—	—	—	—	(665)	—	(665)
Comprehensive loss	—	—	—	—	(4,472)	(482)	(4,954)
Reclassification of warrants upon registration	—	—	7,377	—	—	—	7,377
Issuance of common shares and warrants, net of transaction costs	42,684,103	10,480	5,025	(362)	—	—	15,143
Share-based compensation costs	—	—	—	45	—	—	45
Balance – September 30, 2020	62,678,613	235,008	12,402	89,489	(321,363)	(388)	15,148

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three AND Nine months ended september 30, 2021 and 2020

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
	$	$	$	$
Revenues (note 4)
Royalty income	20	23	47	47
Product sales	—	—	—	1,016
Supply chain	55	87	139	168
Licensing revenue	527	18	1,601	55
Total revenues	602	128	1,787	1,286
Operating expenses
Cost of sales	31	33	72	907
Research and development expenses	801	372	1,902	880
General and administrative expenses	1,228	1,180	4,137	3,445
Selling expenses	360	283	924	730
Gain on modification of building lease	—	—	—	(219)
Total operating expenses (note 11)	2,420	1,868	7,035	5,743
Loss from operations	(1,818)	(1,740)	(5,248)	(4,457)
Gain (loss) due to changes in foreign currency exchange rates	124	211	(42)	237
Change in fair value of warrant liability	—	816	—	1,147
Other finance costs	(4)	(423)	(21)	(734)
Net finance income (costs)	120	604	(63)	650
Loss before income taxes	(1,698)	(1,136)	(5,311)	(3,807)
Income tax recovery	—	—	129	—
Net loss	(1,698)	(1,136)	(5,182)	(3,807)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	39	(483)	460	(482)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 9)	219	(635)	133	(665)
Comprehensive loss	(1,440)	(2,254)	(4,589)	(4,954)
Net loss per share [basic and diluted]	(0.01)	(0.02)	(0.05)	(0.11)
Weighted average number of shares outstanding (note 14):
Basic	121,297,007	56,211,486	112,743,285	33,832,136
Diluted	121,297,007	56,211,486	112,743,285	33,832,136

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Condensed Interim Consolidated Statements of Cash Flows

For the three AND nine months ended september 30, 2021 and 2020

(In thousands of US dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(1,698)	(1,136)	(5,182)	(3,807)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability	—	(816)	—	(1,147)
Transaction costs of warrants issued and expensed as finance cost	—	422	—	732
Change in provision (note 8)	19	(11)	39	(359)
Depreciation and amortization	33	42	105	188
Gain on modification of building lease	—	—	—	(219)
Share-based compensation costs	19	68	292	45
Employee future benefits (note 9)	50	58	149	157
Amortization of deferred revenues	(527)	(18)	(1,601)	(55)
Foreign exchange on items denominated in foreign currencies	(111)	(263)	101	(295)
Gain on disposal of property, plant and equipment	—	—	(1)	(2)
Other non-cash items	66	2	(19)	9
Interest accretion on lease liabilities	2	(2)	5	(17)
Payment of income taxes	(426)	—	(2,067)	(1,448)
Other asset	(25)	—	(107)	—
Changes in operating assets and liabilities (note 12)	1,110	(139)	2,118	(429)
Net cash used in operating activities	(1,488)	(1,793)	(6,168)	(6,647)
Cash flows from financing activities
Issuance of common shares (note 10)	—	—	34,200	—
Issuance of common shares and warrants (note 10)	—	19,000	—	23,500
Transaction costs (note 10)	—	(2,158)	(3,221)	(2,767)
Proceeds from exercise of warrants (note 10)	—	—	20,042	—
Payments on lease liabilities	(31)	(49)	(95)	(248)
Net cash provided by (used in) financing activities	(31)	16,793	50,926	20,485
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	—	—	1	6
Purchase of intangible assets	—	—	(490)	—
Purchase of property and equipment	(5)	—	(25)	—
Change in restricted cash equivalents	(20)	—	(20)	50
Net cash (used in) provided by investing activities	(25)	—	(534)	56
Effect of exchange rate changes on cash and cash equivalents	(322)	3	(493)	14
Net change in cash and cash equivalents	(1,866)	15,003	43,731	13,908
Cash and cash equivalents – Beginning of period	69,868	6,743	24,271	7,838
Cash and cash equivalents – End of period	68,002	21,746	68,002	21,746

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

1. Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Commission approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the U.S. under the tradename Macrilen™ through the license agreement and the amended license agreement (collectively the “Novo Amended License Agreement”) with Novo Nordisk Health Care AG (“Novo Nordisk” or “Novo”) where Aeterna Zentaris receives royalties on net sales. Macimorelin will be marketed in Europe and the United Kingdom through a license agreement with Consilient Health Ltd. (“Consilient Health”) and Aeterna Zentaris will receive royalties on net sales and other potential payments. The Company is conducting the Phase 3 study (“DETECT” trial) for macimorelin in the U.S. and Europe for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”) in collaboration with Novo Nordisk. Novo Nordisk is paying 100% of costs up to €9,000 (approximately $10,700) and includes reimbursement of Aeterna’s budgeted internal labor costs and any additional external jointly approved DETECT trial costs incurred over €9,000 (approximately $10,700) will be shared equally between Novo Nordisk and Aeterna. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world.

In addition, the Company is pursuing innovative development candidates in different indications with a focus on rare or orphan indications and potential for pediatric use.

COVID-19 impact

In 2020, the COVID-19 pandemic began causing significant financial market declines and social dislocation and, to date, the Company has not experienced significant business disruption from COVID-19. The situation is dynamic with various cities and countries around the world are responding in different ways to address the outbreak. The spread of COVID-19 may impact the Company’s operations, including the potential interruption of our clinical trial activities and the Company’s supply chain, or that of the Company’s licensee. For example, the COVID-19 outbreak may delay enrollment in the Company’s clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to be enrolled in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay the Company’s ability to conduct clinical trials or release clinical trial results and could delay the Company’s ability to obtain regulatory approval and commercialize the Company’s product candidates. The pandemic may also impact the ability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. The Company’s licensee may be impacted due to significant delays of diagnostic activities in the U.S. Management will continue to monitor and assess the impact of the pandemic on its judgments, estimates, accounting policies and amounts recognized in these consolidated financial statements. As at September 30, 2021, the Company assessed the possible impacts of COVID-19 on its financial results. The Company has considered any impairment indicators on its financial assets, property, plant and equipment, intangible assets, and goodwill and considered no changes from the carrying amount were required in the reporting period.

(7)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on November 4, 2021.

2. Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Any changes in the judgments or assumptions applied to account for the Novo Amended License Agreement could result in a significant impact on the Company’s revenue and deferred revenue. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended except for the following:

Intangible assets

Separately acquired intangible assets are recognized at the price paid in cash, less amortization and impairments. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable, or, at a minimum, annually. The recoverable amount is determined as the higher of value in use or fair value less costs to sell using a discounted cash flow calculation, where the products’ expected cash flows are risk-adjusted over their estimated remaining useful economic life. Any impairment losses are recognized immediately in the consolidated statements of comprehensive (loss) income. Intangible assets relating to products which fail during development (or for which development ceases for other reasons) are also tested for impairment and are written down to their recoverable amount (which is usually nil). If, subsequent to an impairment loss being recognized, development restarts or other facts and circumstances change indicating that the impairment is less or no longer exists, the value of the asset is re-estimated and its carrying value is increased to the recoverable amount, but not exceeding the original value, by recognizing an impairment reversal in the consolidated statements of comprehensive (loss) income. Amortization of such intangible assets begins once such assets are ready for their intended use.

(8)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

Contingent payments

The Company accounts for contingent variable payments for separately acquired intangible assets with the cost accumulation approach. Contingent consideration is not considered on initial recognition of the asset but is added to the cost of the asset initially recorded, when incurred.

Measurement uncertainty:

The significant spread of COVID-19 within the U.S., Canada, Germany and elsewhere has resulted in a widespread health crisis and has had adverse effects on local, national and global economies generally, the markets the Company serves, its operations and the market price of its common shares.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could cause interruptions in the Company’s operations and supply chain, which could impact the Company’s ability to accurately measure the net realizable value of inventory and fair value of trade and other receivables.

3. Recent accounting pronouncements issued but not yet effective

The recent accounting pronouncements issued but not yet effective included in note 4 to the Company’s annual audited consolidated financial statements as at December 31, 2020 are unchanged.

4. License, supply and distribution arrangements

(a) License Agreement for U.S. and Canada

Royalty income earned under the agreement with Novo Nordisk agreement for the three-month period ended September 30, 2021 was $20 (2020 - $23) and during the three-month period ended September 30, 2021, the Company invoiced Novo Nordisk $577 for the DETECT trial costs (2020 - $14), which is recorded as a reduction in research and development expenses. Royalty income earned under the agreement with Novo Nordisk agreement for the nine-month period ended September 30, 2021 was $47 (2020 - $47) and during the nine-month period ended September 30, 2021, the Company invoiced Novo Nordisk $3,901 for the DETECT trial costs (2020 - $324), which is recorded as a reduction in research and development expenses.

For the three-month period ended September 30, 2021, the Company invoiced $44 for supply chain activities with $44 recognized as revenues (2020 - $68 and $69) in the condensed interim consolidated statements of comprehensive loss. For the nine-month period ended September 30, 2021, the Company invoiced $139 for supply chain activities with $139 recognized as revenues (2020 - $153 and $150) in the condensed interim consolidated statements of comprehensive loss.

(b) License agreement for the European Union and the United Kingdom

On December 7, 2020, the Company entered into an exclusive licensing and supply agreements with Consilient Health Ltd. (“CH” or “Consilient Health”) for the commercialization in the European Union and the United Kingdom of macimorelin in any diagnostic application. As per the agreement terms, the Company received a cash payment of €1 million ($1,207) in January 2021. This cash payment has been recognized in the consolidated statement of financial position as long-term deferred revenue as it will be recognized over the supply of the licensed product that is expected to start in 2023.

(9)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

5. Trade and other receivables

	September 30, 2021	December 31, 2020
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2020 - $55))	459	1,190
Value added tax and income tax receivable	428	468
Other	23	23
	910	1,681

6. Prepaid expenses and other current assets

	September 30, 2021	December 31, 2020
	$	$
Prepaid insurance	433	1,021
Prepaid income taxes	2,942	873
Other	56	19
	3,431	1,913

7. Payables and accrued liabilities

	September 30, 2021	December 31, 2020
	$	$
Trade accounts payable	672	1,187
Salaries, employment taxes and benefits	102	474
Accrued audit fees	144	144
Accrued research and development costs	843	23
Other accrued liabilities	352	371
	2,113	2,199

(10)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

8. Provisions

The changes in the Company’s provisions for onerous contracts can be summarized as follows:

Cetrotide(R) onerous contracts
$
Balance – January 1, 2021	371
Utilization of provisions	(42)
Change in provisions	39
Impact of foreign exchange rate changes	(19)
Balance – September 30, 2021	349
Less current portion	81
Non-current portion	268

9. Employee future benefits

The Company sponsors pension plans in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	Nine months ended September 30, 2021			Year ended December 31, 2020
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	15,341	94	15,435	13,788
Current service cost	46	3	49	54
Interest cost	67	—	67	163
Actuarial (gain) loss arising from changes in financial assumptions	(133)	—	(133)	651
Benefits paid	(342)	(2)	(344)	(532)
Impact of foreign exchange rate changes	(854)	(5)	(859)	1,311
Balances – End of the period	14,125	90	14,215	15,435
Amounts recognized:
In net loss	113	3	116	(218)
In other comprehensive loss	(987)	(5)	(992)	(1,961)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Discount rates were 0.6% at December 31, 2020 and 1.1% at September 30, 2021

(11)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

10. Share capital, warrants and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2021

During the second quarter of 2021, a director who was no longer on the Company’s Board redeemed his DSUs in full whereby 21,000 common shares were issued.

On February 19, 2021, the Company closed a public offering of 20,509,746 common shares at a price to the public of $1.45 per common share, for gross proceeds of $29,739, before deducting underwriting discounts, commissions and offering expenses payable by the Company, in the amount of $2,837. Aeterna also granted the underwriter, which was also the Placement agent, a 30-day over-allotment option (the “Underwriter Option”) to purchase up to 3,076,461 additional common shares at the public offering price, less underwriting discounts and commissions, and 1,435,682 Placement agent warrants with an exercise price of $1.8125 and expiring on February 17, 2026. The net cash proceeds to the Company from the offering totaled $26,902. On February 22, 2021, the underwriter exercised the Underwriter Option in full and received 3,076,461 common shares for gross proceeds to the Company of $4,461. In connection with the public offering and the exercise of the Underwriter Option, the Company paid commissions and other expenses of $384 and issued 215,352 Placement agent warrants priced at $1.8125 and expiring on February 17, 2026. The net proceeds from the Underwriter Option was $4,077. Collectively, this financing is referred to as the “February 2021 Financing”. The gross proceeds of $34,200 was recorded to share capital with cash transaction costs of $3,221 and the fair value of the Placement agent warrants of $1,897 included as share issuance costs and as warrants in shareholders’ equity.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of these Placement agent warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk- free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
February 2021 Placement agent warrants – public offering	1,435,682	1.48	1.8125	0.58734%	119.18%	4.99	0.00%
February 2021 Placement agent warrants – Underwriter Option	215,352	1.48	1.8125	0.58544%	119.57%	4.98	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(12)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants.
(iii)	Based upon time to expiry from the issuance date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

During the nine-month period ended September 30, 2021, holders exercised warrants as follows:

	Number Exercised	Exercise Price	Cash Receipts
September 2019 Investor warrants	2,000,000	$1.65	$3,300,000
February 2020 Investor warrants	1,739,130	$1.20	$2,086,956
July 2020 Investor warrants	20,945,555	$0.45	$9,425,500
July 2020 Placement Agent warrants	1,866,667	$0.5625	$1,050,000
August 2020 Investor warrants	7,589,883	$0.47	$3,567,245
August 2020 Placement Agent warrants	869,952	$0.7040625	$612,501
	35,011,187		$20,042,202

2020

On February 21, 2020, the Company closed a registered direct offering for 3,478,261 common shares, at a purchase price of $1.29 per share, priced at-the-market. Additionally, 2,608,696 investor warrants were issued at an exercise price of $1.20 per common share and 243,478 broker warrants were issued at an exercise price of $1.62 per common share. The net cash proceeds to the Company from the offering totaled $3,900. The gross proceeds of $4,500 was allocated as $2,325 to warrant liability based on the ascribed fair value and the remaining gross proceeds of $2,175 were allocated to share capital. The transaction costs of $600 were allocated between share capital and warrants based on their relative fair values. The fair value of the share capital was recorded within equity net of the allocated transaction costs and the transaction costs of $310 allocated to the warrant liability were recorded as expense in the consolidated statements of comprehensive loss.

On July 7, 2020, the Company closed a public offering of 26,666,666 units at a price of $0.45 per unit, for net cash proceeds to the Company of $10,596. Each unit contained one common share (or common share equivalent in lieu thereof) and one investor share purchase warrant to purchase one common share. In total, 26,666,666 common shares, 26,666,666 investor share purchase warrants at an exercise price of $0.45 per share expiring July 7, 2025 and 1,866,667 placement agent warrants with an exercise price of $0.5625 per share, expiring July 1, 2025 were issued. As these warrants were registered and can be settled for a fixed number of the Company’s underlying common shares, the warrants meet the requirements of the fixed-for-fixed rule and have been classified as equity.

Because the warrants were classified as equity, the gross proceeds of $12,000 was allocated as $6,308 to share capital and $5,691 to share purchase warrants based on their relative fair values. The transaction costs of $1,420 were reduced from share capital and share purchase warrants and charged to share issuance costs and classified as equity. The values ascribed to the share capital and share purchase warrants were recorded within equity, net of the allocated transaction costs.

(13)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

On August 5, 2020, the Company closed a securities purchase agreement with several institutional investors in the United States providing for the sale and issuance of 12,427,876 common shares at a purchase price of $0.56325 per common share in a registered direct offering priced at-the-market under Nasdaq rules. The offering resulted in gross proceeds of approximately $7,000. Concurrently, the Company issued to the purchasers unregistered warrants to purchase up to an aggregate of 9,320,907 common shares. The warrants are exercisable for a period of five and one-half years, exercisable immediately following the issuance date and have an exercise price of $0.47 per common share. In addition, the Company issued unregistered warrants to the placement agent to purchase up to an aggregate of 869,952 common shares, with an exercise price of $0.7040625 per share and an expiration date of August 3, 2025.

Warrants

		Weighted average exercise price
	Number	(US$)	$
Balance – January 1, 2020	—	—	—
Warrant liability reclassified to equity	16,368,033	0.8556	7,377
Warrants issued as equity, net (July 2020)	28,533,333	0.4574	5,025
Balance – December 31, 2020	44,901,366	0.6025	12,402
Warrants granted	1,651,034	1.8125	1,897
Warrants exercised	(35,011,187)	0.5725	(9,728)
Allocation of transaction costs to share capital	—	—	532 533
Balance – September 30, 2021	11,541,213	0.8668	5,103

During the second quarter of 2021, due to the 2021 exercise of certain of the July 2020 issued Investor and Placement Agent warrants, the Company transferred to share capital $532 of the total $666 transaction costs which were recognized in Warrants in 2020.

Other capital

	Nine months ended September 30, 2021
	US$ Stock options	Weighted average exercise price	DSUs
	(Number)	(US$)	(Number)
Balance – January 1, 2021	506,400	1.44	173,000
Granted	—	—	280,000
Exercised)	—	—	(30,000)
Balance – September 30, 2021	506,400	1.44	423,000

(14)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

11. Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Nine months ended September 30,
	2021	2020
	$	$
Key management personnel:
Salaries and short-term employee benefits	968	834
Consultant fees	125	137
Share-based compensation costs	278	143
Post-employment benefits including defined contribution plan benefits of $23 in 2021 and $15 in 2020	38	41
	1,409	1,155
Other employees:
Salaries and short-term employee benefits	734	837
Post-employment benefits including defined contribution plan benefits of $13 in 2021 and $16 in 2020	114	141
Share-based compensation costs	14	(98)
	862	880
Cost of inventory used and services provided	72	907
Professional fees	2,053	1,380
Consulting fees	397	419
Insurance	661	645
Third-party research and development	838	175
Travel	57	51
Marketing services	212	32
Laboratory supplies	96	24
Other goods and services	115	72
Leasing costs	92	104
Gain on modification of building lease	—	(219)
Depreciation and amortization	105	178
Operating foreign exchange losses (gains)	66	(60)
	7,035	5,743

(15)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

12. Supplemental disclosure of cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	563	(27)	666	(183)
Inventory	—	4	(39)	832
Prepaid expenses and other current assets	233	754	548	853
Payables and accrued liabilities	298	(770)	(17)	(1,221)
Taxes payable	—	—	(129)	—
Deferred revenues	84	23	1,314	(372)
Employee future benefits	(68)	(123)	(225)	(338)
	1,110	(139)	2,118	(429)

13. Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

14. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Net loss	(1,698)	(1,136)	(5,182)	(3,807)
Basic weighted average number of shares outstanding	121,297,007	56,211,486	112,743,285	33,832,136
Net loss income per share (basic)	(0.01)	(0.02)	(0.05)	(0.11)

Dilutive effect of stock options and DSUs	—	—	—	—
Dilutive effect of warrants	—	—	—	—
Diluted weighted average number of shares outstanding	121,297,007	56,211,486	112,743,285	33,832,136
Net loss per share (diluted)	(0.01)	(0.02)	(0.05)	(0.11)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	929,400	499,410	929,400	499,410
Warrants	11,541,213	47,232,366	11,541,213	47,232,366

(16)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(Unaudited)

Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and warrants. In periods with reported net losses, all stock options and warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

15. Commitments and Contingencies

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	900	2,273	3,173
1 - 3 years	600	1,514	2,114
4 - 5 years	—	125	125
More than 5 years	—	—	—
Total	1,500	3,912	5,412

During 2021, the Company has executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company recognizes research and development milestones as an intangible asset once it is committed to the payment, which is generally when the Company reaches a set point in the development cycle.

Based on the closing exchange rates, the Company expects to pay $3,912, including $3,699 [EUR 3,189], and $213 [GBP 158], in R&D contracts and up to $9,117, including $7,569 [EUR 6,525] and $1,548 [GBP 1,150], in R&D milestone payments and up to $33,695, including $32,013 [EUR 27,600] and $1,682 [GBP 1,250], in revenue related milestone payments. The table below contains all potential R&D and revenue-related milestone payments that the Company may be required to make under such agreements:

	Future potential R&D milestone payments	Future potential revenue milestone payments	TOTAL
	$	$	$
Less than 1 year	29	—	29
1 - 3 years	—	—	—
4 - 5 years	1,063	—	1,063
More than 5 years	8,025	33,695	41,720
Total	9,117	33,695	42,812

The table excludes any payments already capitalized in the condensed interim consolidated statements of financial position. The future payments that are disclosed represent contract payments and are not discounted and are not risk-adjusted. The development of any pharmaceutical product candidates is a complex and risky process that may fail at any stage in the development process due to a number of factors. The timing of the payments is based on the Company’s current best estimate of achievement of the relevant milestone.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. This settlement was approved by the U.S. District Court for the District of New Jersey on June 3, 2021. The settlement payment was funded entirely by the Company’s insurers. As no appeals were filed within the 30-day appeal period, this matter is fully and finally settled.

16. Subsequent event

On October 1, 2021, the Company received notice of exercise of 100,000 warrants at $0.45 per common share for the issuance of 100,000 common shares of the Company; such exercise was completed on October 4, 2021.

(17)